Exhibit 99.1

October 30, 2008
Facsimile and Federal Express

SED International Holdings, Inc.
4916 North Royal Atlanta Dr.
Tucker, Georgia 30084
Attn: Board of Directors

Dear Members of the Board of Directors:

North & Webster, LLC, together with certain other long-term shareholders (the “SED Full Value Committee,” hereafter the “Group”), is the largest shareholder of SED International Holdings, Inc. (“SED” or the “Company”), owning in the aggregate approximately 27.5% of the outstanding shares of the Company.

We are writing to express our surprise and grave disappointment with the Board’s recent decision to unilaterally terminate late-stage negotiations regarding meaningful shareholder representation on the SED Board, which would have avoided a proxy contest at the 2008 annual meeting of shareholders (the “Annual Meeting”).  We believe that the Board has done a disservice to all shareholders by ceasing these negotiations.  We were apparently misled that the Company was of the same mindset as us on voluntarily adding two shareholder representatives to the SED Board and avoiding the costs and distractions of a proxy contest at the Annual Meeting of shareholders. You have now left us with no choice but to proceed with a proxy contest to elect highly, qualified nominees who would, if elected, represent the best interests of all shareholders.

Based on publicly available information, we have reason to believe that the Company does not intend to put up for shareholder vote the election of two recently appointed directors, Arthur Goldberg and Stephen Greenspan, at this year’s annual meeting of shareholders.  Not only do we believe Messrs. Goldberg and Greenspan should be made to stand for election this year out of principle since these new directors were hand-picked by the Board and have not been elected by shareholders, we believe Georgia law requires it.

The Group also believes that the SED Board may have illegally entrenched itself by failing to hold an annual meeting to elect directors in both 2003 and 2005.  Therefore, North & Webster is enclosing with this letter a request, pursuant to Sections 14-2-1602(b) and (c) of the Georgia Business Corporation Code (the “Code”), to inspect certain records of the Company described in Sections 14-2-1602(a) and (c) that relate to the composition, size and structure of the SED Board, including records relating to any changes in the composition, size and structure of the Board since January 1, 2002.  The purpose of this request is to, among other things, enable North & Webster to determine exactly what vacancies the Board elected Messrs. Goldberg and Greenspan to fill, whether the terms of their respective predecessors have expired, whether there remain any additional vacancies on the Board, whether the Company complied with the Code in filling the vacancies and whether the Board illegally entrenched itself by failing to hold an annual meeting to elect directors in both 2003 and 2005 in accordance with the Code.

We continue to believe that SED has a very bright future.  We look forward to the day when the members of the SED Board will put aside their personal relationships with the Diamond family and work with the members of the Group in a businesslike manner to operate the company and maximize value for the benefit of all shareholders.

Sincerely,

/s/ Samuel A. Kidston

Samuel A. Kidston
Managing Member
North & Webster, LLC